UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 31, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Mr. Alberto Mario Griselli appointed as CEO of TIM S.A.

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44/21, and in continuity with the Material Fact published on January 21st, 2022, communicates that today its Board of Directors (“Company’s Board”) accepted the resignation of Mr. Pietro Labriola from the positions of Chief Executive Officer ("CEO") and board member of the Company.

The Company’s Board has subsequently appointed Mr. Alberto Mario Griselli to replace Mr. Labriola in both the CEO and board member positions effectively immediately. Mr. Griselli’s election to the Company’s Board needs to be confirmed by the next Annual General Meeting of TIM.

The position of Chief Revenue Officer ("CRO") previously held by Mr. Griselli will become temporarily vacant, and the CEO will accumulate its responsibilities.

Mr. Griselli holds a degree in Electronic Engineering from La Sapienza University in Rome and an FMBA from Columbia University. With more than 20-year experience in the telecom sector, he held relevant positions such as Vice President for LatAm at TIMwe, a global provider of mobile engagement solutions for telecommunication operators, and Managing Director for Latam at Value Partners, a management consulting firm. Mr. Griselli has held the CRO position at TIM since July 30th, 2019.

The Company expresses its gratitude to Mr. Labriola for his commitment and dedication in performing his duties throughout his terms of office as COO (Chief Operating Officer) and CEO, delivering exceptional results. Finally, TIM congratulates Mr. Labriola for his appointment as CEO of TIM SpA and wishes him success in his new position.

Rio de Janeiro, January 31st, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 31, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer